SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 811-2886

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
             |X| Form N-SAR  |_| Form N-CSR

      For Period Ended: June 30, 2004

            |_|   Transition Report on Form 10-K

            |_|   Transition Report on Form 20-F

            |_|   Transition Report on Form 11-K

            |_|   Transition Report on Form 10-Q

            |_|   Transition Report on Form N-SAR

      For the Transition Period Ended: _________________

      Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________

                                     PART I
                             REGISTRANT INFORMATION

DK INVESTORS, INC.
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Full name of registrant


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Former name if applicable

205 LEXINGTON AVENUE, 16TH FLOOR
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Address of principal executive office (Street and number)

NEW YORK, NY 10016-6022
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City, state and zip code

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |       (a)   The reasons described in reasonable detail in Part III of
     |             this form could not be eliminated without unreasonable effort
     |             or expense;
     |
     |       (b)   The subject annual report, semi-annual report, transition
     |             report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
|X|  |             thereof will be filed on or before the 15th calendar day
     |             following the prescribed due date; or the subject quarterly
     |             report or transition report on Form 10-Q, or portion thereof
     |             will be filed on or before the fifth calendar day following
     |             the prescribed due date; and
     |
     |       (c)   The accountant's statement or other exhibit required by Rule
     |             12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

      The Registrant was unable to timely file the Report due to confusion as to what filings should be made as a result of the pending application to deregister as an investment company. The Registrant was informed by telephone on Thursday, August 26, 2004 that its application to deregister as an investment company had been granted on August 25, 2004 pursuant to SEC Rel. 40-26576, and therefore as of the sixtieth day after the end of the six month period ended June 30, 2004 the registrant was no longer an investment company. Under these circumstances, the preparation of the report would have created an unreasonable effort and expense for the registrant.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Martin Mushkin                          (212) 779-4233
              (Name) (Area Code)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               DK INVESTORS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    8/30/04                      By /s/ Martin Mushkin
    -------------------                 ----------------------------------------
                                        Martin Mushkin, Secretary

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                                                                    [attachment]

                                    PART IV
                               OTHER INFORMATION

(3) Explanation of the anticipated change.

      Until August 25, 2004, DK Investors was a closed-end managed investment Company which, until the end of 2003, invested solely in tax exempt municipal and state issued securities. As previously reported, as of December 31, 2003, the Company had assets of approximately $15,700,000. As of December 31, 2003, the Company ceased operations as an investment company and sold its assets. The Company distributed the net proceeds to its shareholders on February 6, 2004, retaining cash to cover anticipated expenses.

      As of June 30, 2004 the Company had $110,340 in cash, and no debts except current operating expenses. For the period ended June 30, 2004, the operating results of the Company were substantially different from those of the comparative six month period of 2003 since in that period the Company operated as an investment company while in the six months ended June 30, 2004, it held its assets in the Wells-Fargo National Tax-Free Money Market Fund. For the six month period ended June 30, 2003, the Company had income of $308,839 and in the six months ended June 30, 2004 it had income of $15,316. In the same periods the Company had net investment income of $237,869, as compared to a net investment loss of $84,544.